                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6) *

                             SOFTWARE SPECTRUM, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   833960 107
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                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of above persons

          Judy C. Odom, formerly Judy Odom Sims
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2    Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
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3    SEC use only

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4    Citizenship or place of organization
          United States
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    NUMBER OF            5    Sole voting power
     SHARES
  BENEFICIALLY                     226,114
 OWNED BY EACH           -------------------------------------------------------
REPORTING PERSON         6    Shared voting power
      WITH
                                   -0-
                         -------------------------------------------------------
                         7    Sole dispositive power

                                   226,114
                         -------------------------------------------------------
                         8    Shared dispositive power

                                   -0-
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9    Aggregate amount beneficially owned by each reporting person

          226,114
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10   Check if the aggregate amount in row (9) excludes certain shares


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11   Percent of class represented by amount in row (9)

          6.5%
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12   Type of reporting person (see instructions)

          IN
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ITEM 1.

     (a)  NAME OF ISSUER:

          SOFTWARE SPECTRUM, INC.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2410 Merritt Drive
          Garland, Texas  75041

ITEM 2.

     (a)  NAME OF PERSON FILING:

          Judy C. Odom, formerly Judy Odom Sims

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
          RESIDENCE:

          2140 Merritt Drive
          Garland, Texas  75041

     (c)  CITIZENSHIP:

          United States

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NUMBER:

          833960 107

ITEM 3.   Not Applicable

ITEM 4.   OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED: 226,114

     (b)  PERCENT OF CLASS: 6.5%

     (c) Judy C. Odom is the record owner of 171,114 shares of Common Stock of the Issuer. Judy C. Odom also has beneficial ownership of 55,000 additional shares of Common Stock of the Issuer through employee stock options exercisable within sixty days from the date of this filing. The change reported herein is a result of a settlement agreement related to a domestic relations proceeding involving Ms. Odom and her former spouse, Richard Sims.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION:

          Not Applicable

     SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated: September 29, 2000



                                                   /s/ JUDY C. ODOM
                                                   -----------------------------
                                                   Judy C. Odom